UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549
Form 11-K

(Mark One)
☑	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2004

or

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from to .
Commission file number: 333-113892

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:
Beverly Enterprises, Inc.
401(k) SavingsPlus Plan

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:
Beverly Enterprises, Inc.
One Thousand Beverly Way
Fort Smith, Arkansas 72919

Beverly Enterprises, Inc. 401(k) SavingsPlus Plan
Financial Statements and Supplemental Schedule
As of December 31, 2004 and 2003,
and for the Year ended December 31, 2004

Report of Independent Registered Public Accounting Firm
Plan Administrator
Beverly Enterprises, Inc. 401(k) SavingsPlus Plan
      We have audited the accompanying statements of net assets available for benefits of Beverly Enterprises, Inc. 401(k) SavingsPlus Plan as of December 31, 2004 and 2003, and the related statement of changes in net assets available for benefits for the year ended December 31, 2004. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
      We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
      In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2004 and 2003, and the changes in its net assets available for benefits for the year ended December 31, 2004, in conformity with U.S. generally accepted accounting principles.
      Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2004, is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

June 23, 2005
Fort Smith, Arkansas

Beverly Enterprises, Inc. 401(k) SavingsPlus Plan
Statements of Net Assets Available for Benefits

	December 31

	2004	2003

Assets
Investments	$184,259,698	$185,828,011
Participant contributions receivable	534,378	233,316

Net assets available for benefits	$184,794,076	$186,061,327

See accompanying notes.

Beverly Enterprises, Inc. 401(k) SavingsPlus Plan
Statement of Changes in Net Assets Available for Benefits
Year Ended December 31, 2004

Additions
Investment income:
Net appreciation in fair value of investments	$9,401,502
Interest	3,110,862

12,512,364
Contributions:
Employee	18,068,347
Rollovers	645,148

18,713,495

Total additions	31,225,859
Deductions
Benefit payments	32,446,910
Administrative expenses	46,200

Total deductions	32,493,110

Net decrease	(1,267,251)
Net assets available for benefits, at beginning of year	186,061,327

Net assets available for benefits, at end of year	$184,794,076

See accompanying notes.

Beverly Enterprises, Inc. 401(k) SavingsPlus Plan
Notes to Financial Statements
December 31, 2004

1.	Description of the Plan
      The following description of the Beverly Enterprises, Inc. 401(k) SavingsPlus Plan (the Plan) provides only general information. Participants should refer to the Plan document or Summary Plan Description for a more complete description of the Plan’s provisions.

General
      The Plan is a defined contribution plan that provides retirement benefits to eligible associates of Beverly Enterprises, Inc. and its subsidiaries (the Company). Employees are eligible to participate in the Plan upon completion of one hour of service. Employees who are part of a bargaining unit (union) are not eligible to participate on a pretax basis, unless the union has bargained for pretax participation in the Plan. The Plan is subject to the provisions of the Employee Income Retirement Security Act of 1974 (ERISA).

Contributions
      Participants in the Plan may elect to contribute on a pretax basis, an amount not less than 3% and not more than 50% of gross earnings, as defined by the Plan document. Matching contributions by the Company are discretionary and are made as of the last day of the Plan year to all active participants who are employed by the Company as of the last day of the year. The Board of Directors of the Company, however, has the option to suspend Company contributions prior to the end of any Plan year in accordance with the terms outlined in the Plan document. Participant elective contributions, up to an amount equal to 6% of a participant’s base pay, are eligible for matching contributions. The amount of employer matching contribution shall not exceed the lesser of (a) the percentage of compensation contributed by a participant for the Plan year or (b) the percentage of the participant’s compensation determined from the following schedule:

Compensation Eligible
Years of Service	for Match

Less than one year	0%
One year, but less than two years	2
Two years, but less than three years	3
Three years, but less than four years	4
Four years, but less than five years	5
Five years or more	6
      The Company did not approve a matching of eligible contributions for 2004.

Investment Options
      Participants may direct contributions into any of the investment options selected by the Plan Administrator, which consist primarily of various common/collective trust funds, a pooled separate account, and Beverly Employer Stock.

Participant Accounts
      Each participant’s account is credited with the participant’s contribution and allocations of (a) the Company’s contribution and (b) Plan earnings and losses and charged with benefits paid, if applicable and administrative expenses. Allocations are based on account balances, as defined in the Plan document. The benefit to which a participant is entitled is the benefit that can be provided from the individual participant’s vested account.

Beverly Enterprises, Inc. 401(k) SavingsPlus Plan
Notes to Financial Statements — (Continued)
      Forfeitures are first used to restore prior forfeitures to certain rehired employees. Remaining forfeitures are used to reduce future matching contributions made by the Company or pay administrative expenses of the Plan. Forfeitures consist of the unvested portion of the Company’s contribution for employees who have terminated from the Plan. The unallocated amount of Plan assets was approximately $516,000 and $574,000 at December 31, 2004 and 2003, respectively.

Vesting
      Participants are immediately vested in their contributions plus actual earnings thereon. Effective January 1, 2003, a participant’s interest in Company contributions becomes 100% vested upon completion of three years of service. If a participant is credited with an hour of service prior to January 1, 2003, and has not completed three years of service, participant’s interest in Company contributions becomes 100% vested at the rate of 10% per year for the first two years and 100% vested after three years of service.

Payment of Benefits
      In the case of vested benefits upon retirement, termination of employment, death, or disability, the balance in the participant’s account is paid to the participant in the form of a lump sum, or a participant may elect a life annuity if the balance in his vested account is greater than $5,000.

Participant Notes Receivable
      Participants may borrow from their accounts a minimum of $1,000 up to a maximum of the lesser of (a) $50,000, reduced by the highest outstanding balance on any loan made during the preceding 12-month period, or (b) 50% of their vested account balance. Loan terms range from 1 to 5 years unless the loan is used solely to acquire a principal residence. The loans are secured by the vested balance in the participant’s account and bear interest at a rate that is commensurate with the interest rates charged by persons in the business of lending money for loans that would be made under similar circumstances. Principal and interest are paid ratably through payroll deductions.

Plan Termination
      While the Company has not expressed any intent to discontinue the Plan, it has the right to do so at any time. In the event of the Company’s termination of the Plan or permanent discontinuance of contributions to the Plan, each participant’s portion of the Company’s matching contributions becomes fully vested.

2.	Summary of Significant Accounting Policies

Basis of Accounting
      The financial statements have been prepared on the accrual basis of accounting. Benefit payments are recorded when paid.

Investment Valuation and Income Recognition
      The common/collective trust funds are valued based on the fair values of the underlying assets held by the trust as determined by the fund’s administrator on the last business day of the Plan year. The investment in shares of the pooled separate account is valued at the closing net asset value per share, as determined by Transamerica Financial Life Insurance Company (TFLIC), at the end of the day on the last business day of the Plan year. The Plan’s investment in insurance company general accounts is stated at contract value and based on contributions plus earnings less Plan withdrawals and approximate fair value. Interest rates are reset quarterly. Interest was credited at a rate of 4.00% at December 31, 2004 and 2003. The average interest rate was 4.00% and 4.31%, respectively, for the years ended December 31, 2004 and 2003. The participant notes

Beverly Enterprises, Inc. 401(k) SavingsPlus Plan
Notes to Financial Statements — (Continued)
receivable are valued at their carrying value, which approximates fair value. Investments in the Beverly stock fund are determined by the combined value of the underlying common stock and short-term cash position. The fair value of the common stock portion of the fund is based on the closing price of the common stock on its primary exchange.
      Purchases and sales are recorded on a trade-date basis. Interest income is recorded on the accrual basis.
      The Plan invests in various investment securities. Investment securities are exposed to various risks, such as interest rate, credit, and market risks. Due to the level of risk associated with certain investment securities it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.

Use of Estimates
      The preparation of the financial statements in conformity with U.S. generally accepted accounting principles requires the Company to make estimates that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

3.	Investments
      Investors Bank and Trust serves as the Trustee and custodian. TFLIC also serves as a custodian. Diversified Investment Advisors (DIA) serves as the record-keeper of the Plan.
      During 2004, the Plan’s investments (including investments purchased, sold, as well as held during the year) appreciated/(depreciated) in fair value as follows:

Common/ Collective Trusts	$9,432,503
Beverly Employer Stock	(31,001)

$9,401,502
      The fair value of individual investments that represent 5% or more of the Plan’s net assets at December 31, 2004, was as follows:

DIA Collective Trust Funds:
Stock Index Fund	$47,373,143
Strategic Allocation Fund — Intermediate/ Long-Term Horizon	14,560,842
Strategic Allocation Fund — Intermediate Horizon	11,836,400
Value & Income Fund	11,412,900
Special Equity Fund	13,260,852
TFLIC Fund:
Fixed Interest Fund Pooled Separate Account (#JK-61229)	71,077,821

Beverly Enterprises, Inc. 401(k) SavingsPlus Plan
Notes to Financial Statements — (Continued)
      The fair value of individual investments that represent 5% or more of the Plan’s net assets at December 31, 2003, was as follows:

DIA Collective Trust Funds:
Stock Index Fund	$47,378,484
Strategic Allocation Fund — Intermediate/ Long-Term Horizon	13,186,733
Strategic Allocation Fund — Intermediate Horizon	10,799,028
Value & Income Fund	9,820,825
Special Equity Fund	11,874,424
TFLIC Fund:
Fixed Interest Fund Pooled Separate Account (#JK-61229)	78,445,997

4.	Income Tax Status
      The Plan has received a determination letter from the Internal Revenue Service (IRS) dated January 8, 2002, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the Code) and, therefore, the related trust is exempt from taxation. Subsequent to this determination by the IRS, the Plan was amended. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The Plan Administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan, as amended, is qualified and the related trust is tax-exempt.

5.	Subsequent Event
      In January 2005, a group including Formation Capital, LLC, Appaloosa Management, LP, Franklin Mutual Advisers LLC and Northbrook NBV LLC (the “Formation Capital Consortium”), publicly announced an unsolicited indication of interest in acquiring all outstanding common stock of the Company. On February 3, 2005, the Company’s Board of Directors unanimously rejected the Formation Capital Consortium’s proposal.
      On March 22, 2005, the Company announced that the Board of Directors had unanimously voted to conduct a sale process to maximize value for all stockholders as soon as practicable.
      The Company’s investment advisors and management are currently working with prospective purchasers.

SUPPLEMENTAL SCHEDULE

Beverly Enterprises, Inc. 401(k) SavingsPlus Plan
Schedule H; Line 4i — Schedule of Assets (Held At End of Year)
EIN No. 62-1691861, Plan No. 001
December 31, 2004

(a)		(c)	(e)
	(b)	Description of Investment, Including
	Identity of Issue, Borrower,	Maturity Date, Rate of
	Lessor or Similar Party	Interest, Par or Maturity Value	Current Value

*	Diversified Investment Advisors, Inc.	Intermediate Government Bond Fund	$4,151,646
*	Diversified Investment Advisors, Inc.	Value & Income Fund	11,412,900
*	Diversified Investment Advisors, Inc.	Stock Index Fund	47,373,143
*	Diversified Investment Advisors, Inc.	Special Equity Fund	13,260,852
*	Diversified Investment Advisors, Inc.	Strategic Allocation Fund — Short-Term Horizon	2,927,254
*	Diversified Investment Advisors, Inc.	Strategic Allocation Fund — Intermediate Horizon	11,836,400
*	Diversified Investment Advisors, Inc.	Strategic Allocation Fund — Intermediate/Long-Term Horizon	14,560,842
*	TFLIC	Fixed Interest Fund, Pooled Separate Account No. JK-61229	71,077,821
*	TFLIC	Insurance Company General Account	516,035
*	Diversified Investment Advisors, Inc.	Strategic Allocation Fund- Short/Intermediate Horizon	388,786
*	Diversified Investment Advisors, Inc.	Strategic Allocation Fund — Long Horizon	1,010,053
*	Investors Bank & Trust	Beverly Stock	439,399
	Diversified Investment Advisors, Inc.	Core Bond Fund	498,335
*	Participants	Notes receivable with interest rates of 5.00% to 10.5%	4,806,232

			$184,259,698

*	Indicates party-in-interest to the Plan.
Column (d) is not applicable as all investments are participant-directed.

SIGNATURE
      Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned, hereunto duly authorized.

Beverly Enterprises, Inc. 401(k) SavingsPlus Plan

By:	/s/ Lawrence Deans

Lawrence Deans
Senior Vice President — Human Resources,
Administrator of the Plan
Dated: June 28, 2005

Index to Exhibits

Exhibit No.	Description

23.1	Consent of Independent Registered Public Accounting Firm